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                                PRESS RELEASE

For Further Information, Contact:
James M. Usdan, President and Chief Executive Officer
Alan C. Henderson, Executive Vice President and Chief Financial Officer or Betty Cammarata, Manager-Investor Relations
(314) 863-7422


FOR IMMEDIATE RELEASE
JANUARY 31, 1997


      REHABCARE GROUP, INC. ANNOUNCES DUTCH AUCTION SELF TENDER OFFER FOR
                    UP TO 925,000 SHARES OF ITS COMMON STOCK

St. Louis, Mo., Jan. 31, 1997: RehabCare Group, Inc. (Nasdaq/NMS: RHBC) announced today that its Board of Directors has authorized the purchase by the Company of up to 925,000 shares of its common stock, representing approximately 19.65% of its outstanding shares pursuant to a Dutch Auction tender offer. The tender price range will be from $20 to $22 1/2 per share. The offer commenced on Friday, January 31, 1997 and will expire at 12:00 Midnight, Eastern Time on Friday, February 28, 1997, unless extended. On January 28, 1997, RehabCare had 4,707,598 shares outstanding.

The tender offer will be subject to various terms and conditions described in offering materials being distributed to shareholders. The Company will use available cash on hand and borrowings under its senior credit facility to purchase the shares.

James M. Usdan, President & Chief Executive Officer of RehabCare, said "We believe that the Company's financial condition, outlook for sustained favorable cash generation and available credit facilities will allow it to continue to meet the Company's first priority, which is to reinvest in the business, including through acquisitions, and to use its excess cash and debt capacity to fund the repurchase program." Usdan continued, "We further believe that the purchase of shares is an attractive use of the Company's financial resources and that the use of cash and borrowing to fund the tender offer will result in a more efficient capital structure for the Company. Accordingly, the tender offer is consistent with the Company's long term corporate goal of increasing stockholder value."

Under the terms of the Dutch Auction offer, RehabCare shareholders will be given the opportunity to specify prices not less than $20 nor in excess of $22 1/2 per share at which they are willing to tender their shares. Upon receipt of the tenders, RehabCare will determine a final purchase price that enables it to purchase up to 925,000 shares from those shareholders who agreed to sell at or below the purchase price. All shares purchased will be at the purchase price determined, regardless of the prices at which the shares accepted for purchase were tendered. If more than 925,000 shares are tendered at or below the purchase price determined, there will be a proration. The tender offer will not be contingent upon any minimum number of shares being tendered.

Cowen & Company is the dealer manager for the tender offer and Georgeson & Company Inc. is the information agent. To request a copy of the tender offer documents or if you have questions concerning the offer, please contact Georgeson & Company Inc. at 1-800-223-2064 or Cowen & Company at
1-800-221-5616 (#8630).


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RehabCare, based in St. Louis, Missouri, is a leading provider of acute rehabilitation, subacute, outpatient and temporary therapist staffing services on a contract basis in conjunction with over 750 hospitals, nursing homes and contract therapy companies in all 50 of the United States.



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